MARKETWISE, INC.
1125 N. Charles St.
Baltimore, Maryland 21201
September 9, 2022
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	MarketWise, Inc.
Registration Statement on Form S-4
File No. 333-266927
To the addressee set forth above:
MarketWise, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement on Form S-4 to 4:05 P.M., Eastern Time, on September 13, 2022, or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. Please call Christopher J. Clark of Latham & Watkins LLP at (202) 637-2374 or, in his absence, Ian D. Schuman of Latham & Watkins LLP at (212) 906-1894 to provide notice of effectiveness.

Very truly yours,

MARKETWISE, INC.

/s/ Dale Lynch
Dale Lynch
Chief Financial Officer

cc:	Ian D. Schuman, Latham & Watkins LLP
Christopher J. Clark, Latham & Watkins LLP